June 2, 2009

Ms. Carolyn T. Sizemore
Vice President and Controller
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, FL 33202

Re: **CSX Corporation**
              Form 10-K for the fiscal year ended December 26, 2008
              Filed February 19, 2009
              Schedule 14A filed March 24, 2009
              File No. 001-08022

Dear Ms. Sizemore:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Risk Factors, page 8

1. We note your disclosure in the first paragraph of this section that the risks discussed "are not the only risks facing the company." All material risks should be

discussed in this section. If risks are not deemed material, you should not reference them. Please confirm that in future filings you will revise this paragraph to clarify that you have discussed all known material risks.

Item 15. Exhibits, Financial Statement Schedules, page 142

2. We note Exhibit 10.34, the Revolving Credit Agreement dated May 4, 2006, incorporated by reference to Exhibit 99.1 of Form 8-K filed May 9, 2006. We are unable to locate the schedules and exhibits referenced in the table of contents of the agreement. Please refile the exhibit to include the omitted schedules and exhibits. Further, please confirm that in future filings you will file the material agreements in their entirety, including schedules, exhibits, appendices, and annexes.

Schedule 14A

Compensation Discussion & Analysis, page 17

3. We note that you have disclosed your operating income target. However, your disclosure in the final paragraph on page 25 and the second paragraph on page 26 appears to indicate that the MICP also requires attainment of certain financial metrics related to revenue, earnings per share per share, operating ratio, cash flow and the performance of subsidiaries. Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your named executive officers to earn their short term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

4. We note your disclosure in the fifth paragraph under "Long-Term Incentives" on page 27. You disclose that for the 2006-2008 cycle earnings per share was an additional financial measure used to adjust long-term incentive compensation and that for the 2007-2009 cycle cumulative operating income targets will be used to adjust long-term incentive compensation. We note that, although you have disclosed your actual earnings per share in the 2009 proxy, you have not disclosed the earnings per share target. Please confirm that you will disclose all targets related to long-term incentive compensation, including the cumulative operating income targets, in the 2010 proxy. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel Morris
Attorney-Advisor

cc: Via Facsimile (904) 245-2240